                          [LOGO OF ELECTRONICS, INC.]


August 24, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: John Reynolds

      Re: ICX Electronics, Inc.: Registration Statement on Form SB-2 File No.: 333-57920
           Filed on: March 30, 2001

Dear Sir or Madam:

The undersigned, as Chairman of the Board of Directors and Chief Executive Officer of ICX Electronics, Inc. (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn as soon as practicable. This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act of 1933, as amended (the "Act"). Further, this will confirm on behalf of the Company that, following the effectiveness of the withdrawal of the Registration Statement, the Company may undertake a subsequent private offering in reliance on the safe harbor provided in Rule 155(c) under the Act.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

/s/ GARY E. LOTZER
--------------------------------------
    Gary E. Lotzer
    Chairman of the Board of Directors
    and Chief Executive Officer